UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 140th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 14, 2016.

On March 14, 2016 at 10:00 a.m. at the Company’s headquarters, located in the capital of the State of São Paulo, at Av. Eng. Luiz Carlos Berrini, 1376, 32nd floor, Cidade Monções, a meeting was held by the undersigned members of the Fiscal Board of Telefônica Brasil S.A. (“Company”).

Were also present the Company’s Business Development and Projects Officer, Mr. Carlos Raimar Schoeninger, and the representative of Ernst & Young Auditores Independentes S.S., enrolled in the CNPJ/MF under the No. 61.366.936/0001-25, Mr. Héctor Ezequiel Rodriguez Padilla.

At the meeting, held as an extraordinary session, it was presented the proposed corporate restructuring involving the Company, its wholly-owned subsidiary and its subsidiaries, culminating in the merger, by the Company, of GVT Participações S.A., a private company with headquarters in the City of São Paulo, State of São Paulo, at Avenida Eng. Luiz Carlos Berrini, 1376, 6th floor, side B, enrolled with the CNPJ/MF under No. 10.242.813/0001-41 ("GVTPart") after the merger, by GVTPart, of the spun-off portion of Global Village Telecom S.A. ("GVT") concerning the assets, rights and obligations related to telecommunications activities ("Corporate Restructuring").

It was also reported, at the end of the corporate restructuring, that is intention is to rationalize the services developed by such companies, with (i) the concentration of the provision of such services in a single company, the Company; and (ii) the migration of activities provided by GVT other than telecommunications services for POP Internet Ltda. ("POP").

Thus, after studies conducted, it was understood that the simplification of the corporate structure and the concentration of the provision of telecommunications services in a single legal entity will promote a convergence environment, facilitating the consolidation and confluence in the provision of telecommunication services and simplification of service packages offerings, as well as the consequent optimization of administrative and operational costs, and standardization of operations of the companies involved in the Corporate Restructuring.

It was also clarified that the intended Corporate Restructuring was submitted to the appreciation and prior consent of Agência Nacional de Telecomunicações - ANATEL, which approved it under Act No. 50,169 of January 22, 2016, published in the Official Gazette of January 28, 2016, with the conditions set out therein ("Act of Consent").

The following documents related to the corporate restructuring proposal were subjected to analysis and evaluation of the counselors, namely:

Minutes of the 140th Meeting of the Fiscal Board Pg. 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 140th MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A. HELD ON MARCH 14, 2016.

(i) the appraisal report of the shareholders’ equity of GVTPart, assessed based on its book value at the date of December 31, 2015, and the Independent Auditors’ Report of Fair Assurance on the Combined Financial Information of GVTPart and the portion of the spun-off net assets of GVT object of incorporation by GVTPart also assessed at book value on the same basis date (both together, "GVTPart’s Appraisal Report"), which establish, once considered the absorption of the spun-off portion of the equity of GVT by GVTPart, the value of the equity of GVTPart to be incorporated by the Company as R$ 11,009,942,567.85 (eleven billion, nine million, nine hundred and forty-two thousand, five hundred and sixty-seven reais and eighty-five cents), prepared by the specialized appraisal company Ernst & Young Auditores Independentes S.S., for purposes of the merger of GVTPart by the Company; and

(ii) the draft of the Protocol and Justification Instrument of the Merger of GVTPart by the Company, to be signed by the Administrators of GVTPart and of the Company, relating to the merger of GVTPart by the Company ("Merger Protocol").

Taking into consideration the explanations provided by the Board, as well as the documents analyzed, the members of the Fiscal Board approved the proposal for Corporate restructuring, and stated that understood that the terms of the Merger Protocol, whose draft was submitted to them, in its entirety, with all its conditions, as well as other documents submitted meet the applicable legal provisions, and recommend its approval, without reservations, by the Extraordinary Shareholders’ Meeting that will be held for this purpose in accordance with Law No. 6,404/76, as amended, and CVM instruction No. 565/15.

No further business to be discussed the meeting was closed and these minutes drawn up in the proper book.

São Paulo, March 14, 2016.

Flávio Stamm Fiscal Counselor	Cremênio Medola Netto Fiscal Counselor

Charles Edwards Allen Fiscal Counselor	Carolina Simões Cardoso Secretary of the Meeting

Minutes of the 140th Meeting of the Fiscal Board Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 14, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director